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September 11, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0406

Attention: Perry J. Hindon

      RE:  OPTIUM CORPORATION
           REGISTRATION STATEMENT ON FORM S-1
           FILED JUNE 29, 2006
           REGISTRATION NO. 333-135472

Ladies and Gentlemen:

This letter is being furnished on behalf of Optium Corporation (the "COMPANY") to the Staff (the "STAFF") of the Securities and Exchange Commission (the "COMMISSION") to provide supplemental information with respect to the Company's Registration Statement on Form S-1 (the "REGISTRATION STATEMENT") that was filed with the Commission on June 29, 2006 and Amendment No. 1 to the Registration Statement ("AMENDMENT NO. 1") that was filed with the with the Commission on August 29, 2006.

1. The Company advises the staff that it was informed on September 8, 2006 by the underwriters of the proposed public offering of the shares of Company's Common Stock being registered under the Registration Statement (the "OFFERING") that their then current bona fide estimate of the range of the sale price to the public in the Offering was $0.89 to $1.48. Such amounts are based on the Company's current capitalization as reflected in the Registration Statement and Amendment No. 1.

2. On August 28, 2006, the Company hired Christopher Brown as its General Counsel and Vice President for Corporate Development. In connection with the hiring of Mr. Brown, the Company granted Mr. Brown an option to purchase 1,300,000 shares of the Company's Common Stock at an exercise price of $1.17 per share. Such price was the per share fair market value of the Company's Common Stock as determined by the Company's Board of Directors aided by a contemporaneous appraisal report prepared by Valuation Research, Inc.

3. On September 11, 2006, James Barbookles was appointed to the Company's board of directors. In connection with such appointment, the Company granted Mr. Barbookles an option
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Securities and Exchange Commission
September 11, 2006
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to purchase 200,000 shares of the Company's Common Stock. On the same date, the
Company granted to our director Kerry DeHority an option to purchase 50,000 shares of the Company's Common Stock. Each of these stock option grants have a per share exercise price of $1.19 per share. The Company's Board of Directors determined that such exercise price was at or in excess of the then per share current fair market value of the Company's Common Stock and such exercise price is equivalent to the mid-point of the estimate of the range of the sale price to the public in the Offering discussed in numbered paragraph 1 above.

                                 *****
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Securities and Exchange Commission
September 11, 2006
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If you require additional information, please telephone John B. Steele at (617)
570-1410 or the undersigned at (617) 570-1514.

Sincerely,

/s/ JOHN J. EGAN III
--------------------
John J. Egan III

cc:  Tim Buchmiller